Exhibit 10.2

[***] Text omitted pursuant to Item 601(a)(6) of Regulation S-K

July 24, 2020

Mr. Richard N. Grant, Jr.

[***]

Re:     Offer of Employment

Dear Nick:

1.     Offer and Position

We are very pleased to extend an offer of employment to you for the position of President and Chief Executive Officer (“CEO”) of inTEST Corporation, a Delaware corporation (the “Company”). Your employment is contingent upon the successful completion of a review of references and background checks1 and the approval of the board of directors of the Company (the “Board”) and will be subject to the terms and conditions set forth in this letter (the “Offer Letter”). This Offer Letter will be binding upon execution (the “Execution Date”). The Board will take all such actions required for you to be appointed as CEO as of the Start Date (as defined below).

2.     Duties, Authority and Responsibilities

In your capacity as CEO, you will have such duties, authorities and responsibilities as are (a) commensurate with such title (including managing the day-to-day business activities of the Company and its subsidiaries subject to oversight by the Board), (b) required of such position (including but not limited to such responsibilities as set forth in the Company’s Bylaws), and (c) assigned to you from time to time by the Board or a committee thereof that are reasonably consistent with your position. You will report directly to the Board and will comply with the Company’s written policies during your employment with the Company. You will be appointed as a member of the Board upon your Start Date and shall, subject to the approval of the stockholders of the Company, continue to be a member of the Board through the earlier to occur of: (i) the end of your employment with the Company, and (ii) your resignation from the Board, removal from the Board or failure to be re-elected to the Board by the stockholders. You agree to devote substantially all of your business time and attention to the performance of your duties; provided that (x) you shall not be precluded from engaging in civic, charitable or religious activities, (y) you shall not be precluded from serving on the board of directors of a corporation or similar governing body of another company that is not a competitor to the Company or its subsidiaries and that is approved in advance by the Board, provided however, that while you are CEO you will not serve on more than one other board of directors for any other for-profit business, and (z) you shall not be precluded from managing your passive investments. Notwithstanding the foregoing, any outside activities must be in compliance with the Company’s policies, including its Code of Ethics, including approval procedures, and must not materially interfere with your duties as CEO.

1 As a result of the COVID-19 pandemic, the ability to complete your background checks in a timely manner before your Start Date may not be not feasible.  By signing below, you (i) represent and warrant that the background checks will not reveal any incidents, violations or infractions, including felony or misdemeanor charges or convictions or similar matters that the Board may deem material (“Incidents”), including, but not limited to Incidents within the purview of the Securities and Exchange Commission or FINRA,  within State of New Jersey and/or with any relevant Department of Motor Vehicles; and (ii) understand that if your completed background check is not satisfactory to the Company, to be determined in the sole discretion of the Board, the Company will terminate your employment, which will be deemed a termination for “Cause” under all applicable employment-related agreements, including this Offer Letter.

3.     Start Date

Your start date will be August 24, 2020 (the “Start Date”).

4.     Base Salary

In consideration of your services, you will be paid an initial base salary of $375,000 per year, subject to periodic reviews by the Compensation Committee of the Board (the “Committee”), as determined in its sole and absolute discretion, payable in accordance with the standard payroll practices of the Company and subject to all withholdings and deductions as required by law. Your initial base salary and any such adjustment in initial base salary shall constitute “Base Salary” for the purposes of this Offer Letter.

5.     Annual Bonus Award

During your employment, you will be eligible to participate in the Company’s annual bonus award plan, with terms and conditions as approved by the Committee. Initially, your target bonus opportunity will be seventy percent (70%) of your Base Salary, subject to annual review by the Committee.

For 2020, you will be paid a minimum cash bonus equal to fifty five percent (55%) of your non-prorated Base Salary ($206,250), and you will be eligible to earn the remaining fifteen percent (15%) of your non-prorated Base Salary upon the satisfaction of certain performance goals by December 31, 2020 as determined in the sole discretion of the Committee (the “2020 Bonus”).

Your actual bonus payment under the annual bonus award plan and the 2020 Bonus will be based on performance as measured against goals approved annually by the Committee (each a “Performance Goal”).  Such Performance Goals may include: financial measures such as earnings before interest and taxes, cash flow, revenue growth, income, earnings; operational matters such as consummation of mergers and acquisitions, restructurings, new products, employee matters; individual performance; strategic objective milestones, including but not limited to satisfaction of initiatives under the Company’s 2020-2023 Strategic Plan, including any updates or similar plans approved by the Board; any other criteria specified by the Committee in its sole discretion; and any combination of, or a specified increase in, any of the foregoing.  Where applicable, the Performance Goals may be expressed in terms of attaining a specified level of the particular criteria or the attainment of a percentage increase or decrease in the particular criteria, and may be applied to one or more of the Company or an affiliate of the Company, or a division or strategic business unit of the Company, or may be applied to the performance of the Company relative to a market index, a group of other companies or a combination thereof, all as determined by the Committee. The Performance Goals may include a threshold level of performance below which no payment shall be made (or no vesting shall occur), levels of performance at which specified payments shall be made (or specified vesting shall occur), and a maximum level of performance above which no additional payment shall be made (or at which full vesting shall occur).

At the time such an award is granted, the Committee may specify any reasonable definition of the Performance Goals it uses. Such definitions may provide for equitable adjustments to the Performance Goals in recognition of unusual or non-recurring events affecting the Company or an affiliate of the Company or the financial statements of the Company or an affiliate of the Company, in response to changes in applicable laws or regulations, or to account for items of gain, loss or expense determined to be unusual in nature, infrequent in occurrence or unusual in nature and infrequent in occurrence or related to the disposal of a segment of a business or related to a change in accounting principles.

The Committee shall determine achievement of all of the Performance Goals for the 2020 Bonus. The Committee reserves the right to make subjective determinations and interpretations regarding the impact of unusual circumstances or events on achievement of each performance metric component and shall have final decision making authority regarding all issues related to the annual bonus described above. The Committee shall finalize the amount of and authorize payment of the 2020 Bonus as part of the approval process for the Company’s 2020 audited financial statements. You will receive no 2020 Bonus under this Section if you are not employed by the Company on the date the Committee finalizes the amount of and authorizes payment of the 2020 Bonus. Any 2020 Bonus payment shall be made on or before March 14, 2021. The Committee shall have such authority to demand the repayment or “claw back” of any amounts paid pursuant to this opportunity as needed to comply with all applicable laws and regulations.

For fiscal years 2021 and thereafter, your goals for your annual bonus award will be set forth in the Company’s Executive Officer Compensation Plan for such fiscal year and your award thereunder, each as adopted by the Committee, with an expected maximum bonus opportunity of one hundred and thirty-five percent (135%) of your Base Salary.

6.     Initial Equity Award

During your employment with the Company, you will be eligible to participate in the inTEST Corporation Second Amended and Restated 2014 Stock Plan, as amended from time to time (the “Stock Plan”), and receive equity awards thereunder in the form as determined by the Committee, and subject to vesting and other conditions as set forth in the Stock Plan and the applicable award agreements.

Subject to approval of the Board, which shall not be unreasonably withheld, the Company will grant you an initial equity award (the “Equity Award”) of shares of the Company’s Common Stock, par value $0.01 per share (the “Common Stock”).   The Equity Award will be granted on or about your Start Date.  The total number of shares of Common Stock subject to the Equity Award will be equal to (a) $650,000 (based on target performance) divided by (b) the closing price of the Company’s Common Stock on the Start Date. $305,000 of the Equity Award will be subject to time-based vesting (the “Time-Vesting Portion”), and $345,000 of the Equity Award will be subject to performance based vesting (the “Performance-Vesting Portion”).  The Time-Vesting Portion will vest over four (4) years at the rate of twenty-five percent (25%) on each anniversary of the grant date which is your Start Date.  The Performance-Vesting Portion will vest on the third anniversary of your Start Date at a vesting percentage as determined in the sole discretion of the Committee.

The Equity Award will be granted under and subject to the terms of the Stock Plan and evidenced in writing by, and subject to the terms of a restricted stock agreement.

7.     Stock Ownership Guidelines

You will be subject to Stock Ownership Guidelines approved by the Board (“Stock Ownership Guidelines”).

8.     Severance

As CEO, you are receiving and will execute the Change of Control Agreement attached hereto as Exhibit A in accordance with its terms and conditions as in effect from time to time. The Change of Control Agreement will govern the terms of any severance available to you in the event of a Change of Control, as defined by the Change of Control Agreement.

Following the Start Date, if your employment with the Company terminates without Cause, as defined in the Change of Control Agreement, or if you resign from employment with the Company for Good Reason, as defined in the Change of Control Agreement, under circumstances that are unrelated to a Change of Control, you will receive severance in an amount equal to twelve (12) months of your Base Salary, paid in accordance with the Company’s customary payroll practices. Your entitlement to this severance is expressly conditioned upon your execution and non-revocation of a confidential separation agreement and general release of claims in a form acceptable to the Company.

9.     Other Benefits and Perquisites

Following the Start Date, you will also be eligible to participate in the employee benefit plans and programs (excluding severance) generally available to the Company’s senior executives and consistent with such plans and programs of the Company as in effect as of the date hereof, including but not limited to medical, life and disability insurance, retirement, vacation/paid time off, fringe benefit, perquisite, business expense reimbursement and travel plans or programs, in accordance with and subject to eligibility and other terms and conditions of such plans and programs, as in effect from time to time. The Company reserves the right to amend, modify or terminate any of its benefit plans or programs at any time and for any reason except as set forth in this Offer Letter.

Notwithstanding the above, you will be entitled to 20 days of paid time off for each of the first three (3) years of your employment, and 25 days of paid time off each year beginning on the third anniversary of your Start Date. All other terms of your paid time off shall be administered in accordance with the Company’s paid time off policy, as it exists from time to time.

10.     Withholding

All forms of compensation paid to you as an employee of the Company shall be less all applicable withholdings.

11.     At-will Employment

Your employment with the Company will be for no specific period of time. Rather, your employment will be at-will, meaning that you or the Board may terminate your employment relationship at any time, with or without Cause, using the definition of Cause in the Change of Control Agreement, and with or without notice and for any reason or no particular reason. Although your compensation and benefits may change from time to time, the at-will nature of your employment may only be changed by an express written agreement signed on behalf of the Company by an authorized officer of the Company. Upon any termination of your employment with the Company, you will immediately and without the need for any additional action be deemed to have resigned from all officer positions with the Company, as a member of the governing boards of the Company, and a member of the Board.

12.     Governing Law, Disputes and Waiver of Jury Trial

This Offer Letter shall be governed by the laws of the State of Delaware, without regard to conflict of law principles, and any dispute between the parties will be resolved only in the courts of the State of Delaware or in the United States District Court for the District of Delaware and the appellate courts having jurisdiction of appeals in such courts. You and the Company hereby waive, to the fullest extent permitted by law, any right to trial by jury resulting from any proceeding or cause of action brought to resolve any dispute between the parties arising out of, connected with, or related to your employment with the Company whether in contract, tort, equity or otherwise.

13.     Representations

You represent that you are not party to any agreement that would limit your ability to accept this Offer Letter and to discharge your duties to the Company. As a condition of accepting this offer of employment, you agree to be subject to the Company’s terms of employment which include restrictive covenants, assignment of inventions, confidentiality and non-disparagement, and non-competition and non-solicitation of employees, customers and suppliers provisions, all as set forth in the form of the Confidentiality, Non-Competition and Non-Solicitation Agreement as attached hereto as Exhibit B.

14.     Section 409A

The intent of the parties is that the payments and benefits under this Offer Letter comply with or be exempt from Section 409A of the Internal Revenue Code of 1986, as amended, and the rules and regulations and Internal Revenue Service notices thereunder, and accordingly, to the maximum extent permitted, this Offer Letter shall be interpreted to be in compliance therewith.

If any payment, compensation or other benefit provided to you under this Offer Letter in connection with your “separation from service” (within the meaning of Section 409A) is determined, in whole or in part, to constitute “nonqualified deferred compensation” within the meaning of Section 409A and you are a specified employee as defined in Section 409A(2)(B)(i), no part of such payments shall be paid before the day that is six months plus one day after the date of termination or, if earlier, ten (10) business days following your death (the “New Payment Date”).  The aggregate of any payments and benefits that otherwise would have been paid and/or provided to you during the period between the date of termination and the New Payment Date shall be paid to you in a lump sum on such New Payment Date.  Thereafter, any payments and/or benefits that remain outstanding as of the day immediately following the New Payment Date shall be paid without delay over the time period originally scheduled, in accordance with the terms of this Offer Letter.  Notwithstanding anything to the contrary herein, to the extent that the foregoing delay applies to the provision of any ongoing welfare benefits, you shall pay the full cost of premiums for such welfare benefits due and payable prior to the New Payment Date and the Company will pay you an amount equal to the amount of such premiums which otherwise would have been paid by the Company during such period within five (5) business days following its conclusion.

A termination of employment shall not be deemed to have occurred for purposes of any provision of this Offer Letter providing for the payment of any amounts or benefits subject to Section 409A upon or following a termination of employment unless such termination is also a “separation from service” within the meaning of Section 409A, and for purposes of any such provision of this Offer Letter, references to a “resignation,” “termination,” “terminate,” “termination of employment” or like terms shall mean separation from service.

All expenses or other reimbursements as provided herein shall be payable in accordance with the Company’s policies in effect from time to time, but in any event shall be made on or prior to the last day of the taxable year following the taxable year in which you incurred the expenses.  With regard to any provision herein that provides for reimbursement of costs and expenses or in-kind benefits, except as permitted by Section 409A: (i) the right to reimbursement or in-kind benefits shall not be subject to liquidation or exchange for another benefit; and (ii) the amount of expenses eligible for reimbursements or in-kind benefits provided during any taxable year shall not affect the expenses eligible for reimbursement or in-kind benefits to be provided in any other taxable year.

For purposes of Section 409A, your right to receive any instalment payments pursuant to this Offer Letter shall be treated as a right to receive a series of separate and distinct payments.  Whenever a payment under this Offer Letter specifies a payment period with reference to a number of days (e.g., payment shall be made within 30 days following the date of termination), the actual date of payment within the specified period shall be within the sole discretion of The Company.

If you wish to accept this position, please sign below and return this Offer Letter to me within 5 days. This offer is open for you to accept until July 29, 2020, at which time it will be deemed to be withdrawn.

Sincerely, inTEST Corporation By: /s/ Joseph W. Dews Name: Joseph W. Dews IV Title: Chairman of the Board

Acceptance of Offer

I have read, understood and accept all the terms of this Offer Letter. I have not relied on any agreements or representations, express or implied, with respect to such employment which are not set forth expressly in this Offer Letter or in the documents referred herein, and this Offer Letter supersedes all prior and contemporaneous understandings, agreements, representations and warranties, both written and oral, with respect to my employment by the Company.

/s/ Richard N. Grant
Richard N. Grant, Jr.

7/24/2020

Date

Exhibit A

Change of Control Agreement

(attached)

CHANGE OF CONTROL AGREEMENT

Mr. Richard N. Grant, Jr.

[***]

RE:     CHANGE OF CONTROL AGREEMENT

Dear Nick:

The Board of Directors (the “Board”) of inTEST Corporation (“inTEST”) hereby offers to you the benefits described below. If you desire to accept the benefits described below, you must sign the copy of this Change of Control Agreement (the “Agreement”) which is enclosed and return it to me on or before August 19, 2020.

1.     TERM OF AGREEMENT.

This Agreement is effective immediately upon your acceptance as described above and will continue in effect as long as you are actively employed by inTEST, unless you and inTEST agree in writing to its termination or amendment.

2.     TERMINATION COMPENSATION.

If your employment with inTEST is terminated without “Cause” (as defined in Section 6) at any time within two years following a “Change of Control” (as defined in Section 4), you will receive the “Termination Benefits” (as defined in Section 3). You will also receive the Termination Benefits if you terminate your employment for “Good Reason” (as defined in Section 5) at any time within two years following a Change of Control.

You are not entitled to receive the Termination Benefits if your employment is terminated by you or inTEST for any or no reason before a Change of Control occurs or more than two years after a Change of Control has occurred.

In order to receive the Termination Benefits, you must execute any release of claims that you may have pursuant to this Agreement (but not any other claims) that may be requested by inTEST.

The Termination Benefits will be paid to you under the terms and conditions hereof, without regard to whether you look for or obtain alternative employment following your termination of employment with inTEST.

3.     TERMINATION BENEFITS DEFINED.

For purposes of this Agreement, the term “Termination Benefits” will mean and include the following:

(a)     For a period of one year from your termination (the “Benefit Period”), payment of a prorated portion of your then-current annualized salary (“Base Salary”) on the same basis that you were paid immediately prior to your termination;

(b)     Payment of any bonus, variable, or incentive compensation (the “Variable Component”) you would otherwise be eligible to receive for the year in which your termination occurs and for that portion of the following year which is included in the Benefit Period, such Variable Component to be calculated and paid as provided below; and

(c)     During the Benefit Period, continuation of coverage under the group benefit plans in which you participate immediately prior to your termination, including, without limitation, life, disability, accident and group health insurance benefits coverage for you and your eligible dependents (“Benefits”), such Benefits to be provided on substantially the same terms and conditions as they were provided immediately prior to your termination.

The Variable Component of your Termination Benefits will equal the sum of (i) the Variable Component to which you would have been entitled for the year during which your termination occurs (calculated after annualizing inTEST’s consolidated financial results through the date of termination if such Variable Component is based upon a percentage of profits) (the “Annual Amount”), and (ii) an amount equal to the product of (x) the Annual Amount times (y) a fraction the numerator of which is the number of days in the year following termination which is included in the Benefit Period and the denominator of which is 365 (the “Prorated Amount”). Both the Annual Amount and the Prorated Amount will be paid to you not later than March 15th of the year following your termination.

Notwithstanding the foregoing, if you terminate your employment for Good Reason, your Termination Benefits will be based upon the greater of (i) your Base Salary, Variable Component and Benefits immediately prior to your termination or (ii) your Base Salary, Variable Component and Benefits immediately prior to the Change of Control which gives rise to your right to receive Termination Benefits under this Agreement.

inTEST does not intend to provide duplicative Benefits. Consequently, Benefits otherwise receivable pursuant to this Section will be reduced or eliminated if and to the extent that you receive comparable Benefits from any other source (for example, another employer); provided, however, that you will have no obligation to seek, solicit or accept employment from another employer in order to receive such benefits.

4.     CHANGE OF CONTROL DEFINED.

For purposes of this Agreement, a “Change of Control” will be deemed to have occurred upon the earliest to occur of the following events:

(a)     Dissolution or Liquidation. The date the stockholders of inTEST (or the Board of Directors, if stockholder action is not required) approve a plan or other arrangement pursuant to which inTEST will be dissolved or liquidated;

(b)     Sale of Assets. Upon approval of the stockholders of inTEST (or the Board of Directors, if stockholder action is not required), the date inTEST consummates a definitive agreement to sell or otherwise dispose of all or substantially all of the assets of inTEST to any “Unrelated Person” or “Unrelated Persons” (as defined below) acting in concert with one another. “Person” means any entity, person or group (within the meaning of Section 13(d)(3) or Section 14(d)(2) of the Exchange Act of 1934). “Unrelated Person” means any Person other than (1) inTEST or any of its Affiliates or any employee benefit plan (or related trust) sponsored or maintained by inTEST or any of its Affiliates or (2) any Person who, as of the date of this Agreement, is the beneficial owner of at least twenty percent (20%) of the outstanding Common Stock of inTEST. “Affiliates” means any entity in which inTEST owns, directly or indirectly, fifty percent (50%) or more of the voting equity;

(c)     Merger or Consolidation. Upon approval of the stockholders of inTEST (or the Board of Directors, if stockholder action is not required) and the stockholders of the other constituent corporation (or its board of directors if stockholder action is not required), the date inTEST consummates a merger or consolidation of inTEST with or into such other corporation, and such other corporation is an Unrelated Person, other than a merger or consolidation of inTEST in which holders of shares of the Common Stock of inTEST immediately prior to the merger or consolidation will hold at least a majority of the ownership of common stock of the surviving corporation (and, if one class of common stock is not the only class of voting securities entitled to vote on the election of directors of the surviving corporation, a majority of the voting power of the surviving corporation’s voting securities) immediately after the merger or consolidation, which common stock (and, if applicable, voting securities) is to be held in substantially the same proportion as such holders’ ownership of the Common Stock of inTEST immediately before the merger or consolidation;

(d)     Change in Beneficial Owner. The date any Unrelated Person will have become the beneficial owner of, or will have obtained voting control over, more than forty percent (40%) of the outstanding shares of the Common Stock of inTEST; or

(e)     Change in Majority of the Board of Directors. The date individuals who, as of the date of this Agreement, constitute the Board of Directors of inTEST (the “Incumbent Directors”) cease for any reason to constitute a majority of the members of the Board; provided that any individual who becomes a director, after the date of this Agreement, whose election or nomination for election by inTEST’s stockholders was approved by a majority of the Incumbent Directors (other than an election or nomination of an individual whose initial assumption of office is in connection with an actual or threatened “election contest” relating to the election of the directors of inTEST (as such terms are used in Rule 14a-11 under the Exchange Act), “tender offer” (as such term is used in Section 14(d) of the Exchange Act) or a proposed merger) will be deemed to be an Incumbent Director.

Notwithstanding any provision herein to the contrary, the filing of a proceeding for the reorganization of inTEST under Chapter 11 of the Federal Bankruptcy Code or any successor or other statute of similar import will not be deemed to be a Change of Control for purpose of this Agreement.

5.     GOOD REASON DEFINED.

For purposes of this Agreement, the term “Good Reason” will mean and include the following situations:

(a)     any material adverse change in your status, responsibilities or Benefits;

(b)     any failure to nominate or elect you as President and Chief Executive Officer;

(c)     causing or requiring you to report to anyone other than the inTEST Board of Directors;

(d)     assignment to you of duties materially inconsistent with your position as President and Chief Executive Officer;

(e)     any reduction of your annual base salary or annual Variable Component (or, if applicable, a change in the formula for determining your annual Variable Component which would have the effect of reducing your annual Variable Component as it would otherwise have been calculated immediately prior to the Change of Control that gives rise to your right to receive Termination Benefits as provided in this Agreement) or other reduction in compensation or benefits, or

(f)     requiring you to be principally based at any office or location more than 30 miles from the current offices of inTEST in Mount Laurel, New Jersey.

6.     CAUSE DEFINED.

For purposes of this Agreement, the term “Cause” will mean and include the following situations:

(a)     Your conviction by a court of competent jurisdiction of any criminal offense involving dishonesty or breach of trust or any felony or crime of moral turpitude;

(b)     Your violation of inTEST’s policies or the inTEST’s Code of Ethics;

(c)     Your commission of an act of fraud upon inTEST; or

(d)     Your willful refusal to perform the duties reasonably assigned to you by the Board of Directors of inTEST, which failure or breach continues for more than ten days (or such longer period, not in excess of 30 days, as may be required to cure such failure) after written notice thereof is given to you.

7.     CEILING ON BENEFITS.

Under the “golden parachute” rules in the Internal Revenue Code (the “Code”) you will be subject to a twenty percent (20%) excise tax (over and above regular income tax) on any “excess parachute payment” that you receive following a Change of Control, and inTEST will not be permitted to deduct any such excess parachute payment. Very generally, compensation paid to you that is contingent upon a Change of Control will be considered a “parachute payment” if the present value of such consideration equals or exceeds three times your average annual compensation from inTEST for the five years prior to the Change of Control. If payments are considered “parachute payments,” then all such payments to you in excess of your base annual compensation will be considered “excess parachute payments” and will be subject to the twenty percent (20%) excise tax imposed under Section 4999 of the Code.

For example, if your base annual compensation was $100,000, you could receive $299,000 following a Change of Control without payment of any excise tax. If you received $301,000 in connection with a Change of Control, however, the entire $301,000 would be considered a parachute payment and $201,000 of this amount would be considered an excess parachute payment subject to excise tax.

In order to avoid this excise tax and the related adverse tax consequences for inTEST, by signing this Agreement, you agree that the Termination Benefits payable to you under this Agreement will in no event exceed the maximum amount that can be paid to you without causing any portion of the amounts paid or payable to you by inTEST following a Change of Control, whether under this Agreement or otherwise, to be considered an “excess parachute payment” within the meaning of Section 280G(b) of the Code.

If inTEST believes that these rules will result in a reduction of the payments to which you are entitled under this Agreement, it will so notify you within 60 days following delivery of the “Notice of Termination” described in Section 8. If you wish to have such determination reviewed, you may, within 30 days of the date you are notified of a reduction of payments, ask that inTEST retain, at its expense, legal counsel, certified public accountants, and/or a firm of recognized executive compensation consultants (an “Outside Expert”) to provide an opinion concerning whether, and to what extent, your Termination Benefits must be reduced so that no amount payable to you by inTEST (whether under this Agreement or otherwise) will be considered an excess parachute payment.

The Outside Expert will be as mutually agreed by you and inTEST, provided that if we are not able to reach a mutual agreement, inTEST will select an Outside Expert, you will select an Outside Expert, and the two Outside Experts will select a third Outside Expert to provide the opinion required under this Section. The determination of the Outside Expert will be final and binding, subject to any contrary determination made by the Internal Revenue Service.

If inTEST believes that your Termination Benefits will exceed the limitation contained in this Section, it will only make payments to you, at the times stated above, in an amount that it believes may be paid without exceeding such limitation. The balance, if any, will then be paid after the opinion of the Outside Expert has been received.

If the amount paid to you by inTEST following a Change of Control is ultimately determined, pursuant to the opinion of the Outside Expert or by the Internal Revenue Service, to have exceeded the limitation contained in this Section, the excess must be repaid to the Company on the 90th day following demand.

In the event that the provisions of Sections 280G and 4999 of the Code are repealed without successor provisions, this Section will be of no further force or effect.

8.     TERMINATION NOTICE AND PROCEDURE.

Any termination by inTEST or you of your employment during the two years immediately following a Change of Control will be communicated by written Notice of Termination to you if such Notice of Termination is delivered by inTEST and to inTEST if such Notice of Termination is delivered by you, all in accordance with the following procedures:

(a)     The Notice of Termination will indicate the specific termination provision in this Agreement relied upon, if applicable, and will set forth in reasonable detail the facts and circumstances alleged to provide a basis for such termination.

(b)     Any Notice of Termination by inTEST will be in writing signed by the Chairman of the Board of inTEST.

(c)     If inTEST furnishes you with a Notice of Termination or if you furnish inTEST with a Notice of Termination, and no good faith dispute exists regarding such termination, then the date of your termination will be the date such Notice of Termination is deemed given pursuant to Section 11 of this Agreement.

(d)     If inTEST in good faith furnishes you with a Notice of Termination for Cause and you in good faith notify inTEST that a dispute exists concerning such termination within the 15-day period following your receipt of such notice, you may elect to continue your employment during such dispute. If it is thereafter determined that (i) Cause did exist, the date of your termination will be the earlier of (A) the date on which the dispute is finally determined or (B) the date of your death or permanent disability; or (ii) Cause did not exist, your employment will continue as if inTEST had not delivered its Notice of Termination and there will be no termination arising out of such notice.

(e)     If you in good faith furnish a Notice of Termination for Good Reason and inTEST notifies you that a dispute exists concerning the termination within the 15-day period following inTEST's receipt of such notice, you may elect to continue your employment during such dispute. If it is thereafter determined that (i) Good Reason did exist, your date of termination will be the earlier of (A) the date on which the dispute is finally determined or (B) the date of your death or permanent disability; or (ii) Good Reason did not exist, your employment will continue after such determination as if you had not delivered the Notice of Termination asserting Good Reason. If Good Reason is determined to exist, your salary, Variable Component and Benefits prior to such determination will be no less than your salary, Variable Component and benefits immediately prior to the Change of Control which gives rise to your right to receive Termination Benefits as provided in this Agreement.

(f)     If you do not elect to continue employment pending resolution of a dispute regarding a Notice of Termination, and it is finally determined that the reason for termination set forth in such Notice of Termination did not exist, if such notice was delivered by you, you will be deemed to have voluntarily terminated your employment other than for Good Reason and if delivered by inTEST, inTEST will be deemed to have terminated you without Cause.

9.     SUCCESSORS.

inTEST will require any successor (whether direct or indirect, by purchase, merger, consolidation or otherwise) to all or substantially all of the business and/or assets of inTEST or any of its subsidiaries to expressly assume and agree to perform this Agreement in the same manner and to the same extent that inTEST would be required to perform it if no such succession had taken place. Failure of inTEST to obtain such assumption and agreement prior to the effectiveness of any such succession will be a breach of this Agreement and will entitle you to compensation in the same amount and on the same terms to which you would be entitled hereunder if you terminate your employment for Good Reason following a Change of Control, except that for purposes of implementing the foregoing, the date on which any such succession becomes effective will be deemed the date of your termination. As used in this agreement “inTEST” shall include any successor to its business and/or assets which assumes and agrees to perform this Agreement by operation of law or otherwise.

10.      BINDING AGREEMENT.

This Agreement will inure to the benefit of and be enforceable by you and your personal or legal representatives, executors, administrators, successors, heirs, distributees, devisees and legatees. If you should die while any amount would still be payable to you hereunder had you continued to live, all such amounts, unless otherwise provided herein, will be paid in accordance with the terms of this Agreement to your devisee, legatee or other designee or, if there is no such designee, to your estate.

11.      NOTICES.

For purposes of this Agreement, notices and all other communications provided for in this Agreement will be in writing and will be deemed to have been duly given when personally delivered or mailed by United States certified or registered mail, return receipt requested, postage prepaid, addressed to you at the last address you have filed in writing with inTEST or, in the case of inTEST, at its main office, attention of the Chairman of the Board of Directors, or to such other address as either party may have furnished to the other in writing in accordance herewith, except that notice of change of address will be effective only upon receipt.

12.      MISCELLANEOUS.

No provision of this Agreement may be modified, waived or discharged unless such waiver, modification or discharge is agreed to in writing and signed by you and inTEST. No waiver by either party hereto at any time of any breach by the other party hereto of, or compliance with, any condition or provision of this Agreement to be performed by such other party will be deemed a waiver of similar or dissimilar provisions or conditions at the same or at any prior or subsequent time. No agreement or representations, oral or otherwise, express or implied, with respect to the subject matter hereof have been made by either party which are not expressly set forth in this Agreement. The validity, interpretation, construction and performance of this Agreement will be governed by the laws of the State of Delaware without regard to its conflicts of law principles. All references to sections of the Exchange Act or the Code will be deemed also to refer to any successor provisions to such sections. Any payments provided for hereunder will be paid net of any applicable withholding required under federal, state or local law. The obligations of inTEST that arise prior to the expiration of this Agreement will survive the expiration of the term of this Agreement.

13.      VALIDITY.

The invalidity or unenforceability of any provision of this Agreement will not affect the validity or enforceability of any other provision of this Agreement, which will remain in full force and effect.

14.      COUNTERPARTS.

This Agreement may be executed in several counterparts, each of which will be deemed to be an original but all of which together will constitute one and the same instrument.

15.      EXPENSES AND INTEREST.

If a good faith dispute arises with respect to the enforcement of your rights under this Agreement or if any arbitration or legal proceeding will be brought in good faith to enforce or interpret any provision contained herein, or to recover damages for breach hereof, and you are the prevailing party, you will recover from inTEST any reasonable attorneys' fees and necessary costs and disbursements incurred as a result of such dispute or legal proceeding, and prejudgment interest on any money judgment obtained by you calculated at the rate of interest announced by J.P. Morgan Chase Bank, New York, or its successor, from time to time as its prime rate from the date that payments to you should have been made under this Agreement. It is expressly provided that inTEST will in no event recover from you any attorneys' fees, costs, disbursements or interest as a result of any dispute or legal proceeding involving inTEST and you.

16.      PAYMENT OBLIGATIONS ABSOLUTE.

inTEST's obligation to pay you the Termination Benefits in accordance with the provisions herein will be absolute and unconditional and will not be affected by any circumstances; provided, however, that inTEST may apply amounts payable under this Agreement to any debts owed to inTEST by you on the date of your termination. All amounts payable by inTEST in accordance with this Agreement will be paid without notice or demand. If inTEST has paid you more than the amount to which you are entitled under this Agreement, inTEST will have the right to recover all or any part of such overpayment from you or from whomsoever has received such amount.

17.      ENTIRE AGREEMENT.

This Agreement sets forth the entire agreement between you and inTEST concerning the subject matter discussed in this Agreement and supersedes all prior agreements, promises, covenants, arrangements, communications, representations, or warranties, whether written or oral, by any officer, employee or representative of inTEST. Any prior agreements or understandings with respect to the subject matter set forth in this Agreement are hereby terminated and canceled.

18.      LITIGATION.

Any action or claim at law or equity arising under or related to this Agreement will be brought only in the Superior Court of New Jersey or in the United States District Court for the District of New Jersey, and the parties hereto hereby consent to personal jurisdiction and venue in said courts.

19.      COMPLIANCE WITH CODE SECTION 409A.

For purposes of this Agreement, your termination of employment shall mean your “separation from service” as defined under Code Section 409A. Each payment under this Agreement that is determined to be subject to Section 409A shall be treated as a separate payment. In no event may you, directly or indirectly, designate the calendar year of any payment to be made under this Agreement. Notwithstanding any provision of this Agreement to the contrary, if you are a “specified employee” (as defined in Section 409A of the Code) as of your “separation from service” (as defined in Section 409A of the Code), then the payment of any amounts payable hereunder that are subject to Section 409A of the Code shall be postponed in compliance with Section 409A (without any reduction in such payments ultimately paid or provided to you) until the first payroll date that occurs after the date that is six (6) months following your “separation from service.” Any such postponed payments shall be paid in a lump sum to you on the first payroll date that occurs after the date that is six (6) months following your “separation from service.” If you die during the postponement period prior to the payment of the postponed amount, the amounts withheld on account of Section 409A shall be paid to your estate within sixty (60) days after the date of your death.

If you would like to participate in this special benefits program, please sign and return the extra copy of this letter which is enclosed.

Sincerely,
______________________________ Joseph W. Dews IV Chairman of the Board Date: _________________________

ACCEPTANCE

I hereby accept the offer to participate in this special benefits program and I agree to be bound by all of the provisions noted above.

____________________________

Richard N. Grant, Jr.

______________________

Date

Exhibit B

Confidentiality, Non-Competition and Non-Solicitation Agreement

(attached)

Confidentiality, Non-Competition and Non-Solicitation Agreement

In consideration of your employment with inTEST Corporation (the “Company”), pursuant to an Offer Letter dated as of July 24, 2020 (the “Offer Letter”), you acknowledge that you owe a duty of loyalty to the Company, affiliates and subsidiaries (collectively, the “Companies”) at all times to act in their best interests and to safeguard and protect their trade secrets and confidential information. Intending to be legally bound, you hereby agree to the terms of this Confidentiality, Non-Competition and Non-Solicitation Agreement (“Agreement”) as follows:

1.     Non-Disclosure of Confidential Information.

(a)     The term “Confidential Information” shall mean all confidential, non-public and proprietary technical, business and financial information relating to the respective businesses of the Companies including, but not limited to, financial and marketing information, personnel, sales and statistical data, plans for future development, computer programs, information and knowledge pertaining to the products and services offered, inventions, innovations, designs, ideas, formulas, manufacturing processes, trade secrets, technical data, computer source codes, software, proprietary information, construction, advertising, manufacturing, distribution and sales methods and systems, pricing, sales and profit figures, customer and client lists, and relationships with customers, clients, suppliers, distributors and others who have business dealings with any of the Companies and information with respect to various techniques, procedures, processes and methods. Confidential Information also includes confidential or proprietary information received by you from third parties in connection with your employment by any of the Companies subject to an obligation to maintain the confidentiality of such information. Confidential Information does not include information which is (a) known by you at the time of its disclosure, (b) is or otherwise becomes public information or part of the public domain other than as a result of your breach of this Section 1, (c) acquired by you from a third party not known by you to have an obligation of confidentiality with respect to such information or (d) independently developed by you without use of Confidential Information.

You acknowledge and agree that all Confidential Information known or obtained by you, whether before or after the date of the Offer Letter and regardless of whether you participated in the discovery or development of such Confidential Information, is the property of the Company. Except as expressly authorized in writing by the Company or as necessary to perform your services while an employee of the Company, you agree that you will not, during or after your employment with the Company or any of its affiliates, for any reason, directly or indirectly, disclose Confidential Information to any person other than employees, agents, representatives, and affiliates of the Company or any of the Companies, and/or third parties pursuant to appropriate confidentiality and non-disclosure agreements. You may disclose Confidential Information if you are required or requested to produce such Confidential Information under order of a court of competent jurisdiction, a valid administrative or congressional subpoena or by any other governmental agency; provided, however, that upon receipt of any such order or subpoena, you shall, to the extent not prohibited, promptly notify the Company so that the Company has the opportunity at its cost and expense to contest the disclosure of such Confidential Information.

(b)     Notwithstanding anything herein to the contrary, nothing shall prohibit you from (i) making reports of possible violations of federal law or regulation to any governmental agency or entity in accordance with the provisions of and rules promulgated under Section 21F of the Securities Exchange Act of 1934, as amended, or Section 806 of the Sarbanes-Oxley Act of 2002, as amended, or of any other whistleblower protection provisions of federal law or regulations, or (ii) require notification or prior approval by the Companies of any such report.  Furthermore, you acknowledge that, via this paragraph, the Company is providing you with written notice that the Defend Trade Secrets Act, 18 U.S.C. § 1833(b), provides immunity for the disclosure of a trade secret to report a suspected violation of law and/or in an anti-retaliation lawsuit, such that you will not be held criminally or civilly liable under any federal or state trade secret law for the disclosure of a trade secret that: (i) is made (x) in confidence to a federal, state, or local government official, either directly or indirectly, or to an attorney and (y) solely for the purpose of reporting or investigating a suspected violation of law; or (ii) is made in a complaint or other document that is filed under seal in a lawsuit or other proceeding. You further acknowledge and understand that, if you file a lawsuit for retaliation by an employer for reporting a suspected violation of law, then you may disclose the employer’s trade secrets to your attorney and use the trade secret information in the court proceeding if you: (a) file any document containing the trade secret under seal; and (b) do not disclose the trade secret, except pursuant to court order.

2.     Noncompetition; Non-solicitation; Non-disparagement. As an inducement for the Company to enter into the Offer Letter and provide the potential benefits to you available under the Offer Letter, you agree that:

(a)     During the entire period of your employment with the Company and for a period of twelve (12) months following the termination of your employment for any reason (the “Restricted Period”), you shall not, directly or indirectly, for your own account, or on behalf of, or together with, any other person (other than on behalf of the Companies) anywhere in any state of the United States or the District of Columbia:

(i)     own, manage, operate, control, finance or participate in the ownership, management, operation, control or financing of, render financial assistance to, be connected as an officer, director, stockholder, employee, partner, member, manager, principal, agent, representative, consultant or otherwise with, use or permit your name to be used in connection with, or develop products or services for, any Competing Business. “Competing Business” means any business which competes with or has offered or offers any products or services during the Restricted Period which are substantially similar to any line of business in which the Company: (i) engaged in at any time during your employment with the Company; (ii) engages in at any time during the Restricted Period, or (ii) proposes or has plans to engage in at any time during the one-year period immediately preceding the termination of the Restricted Period; notwithstanding the foregoing, it shall not be a breach of this Section 2(a)(i) for you to own a passive investment of less than one percent (1%) of a class of stock of a publicly held company that is traded on a national securities exchange or in the over the counter market;

(ii)     contact, solicit, induce or attempt to induce any person who is or was, within the one-year period prior to termination of your employment with any of the Companies, a customer, supplier or agent of any of the Companies or with which any of the Companies or you had contact during your employment with the Company, to terminate their relationship with any of the Companies, or do any act which may interfere with or result in the impairment of the relationship, including any reduction in sales or purchases, between any of the Companies and such customers, suppliers or agents; or

(iii)     hire any person who is or was, within the one-year period prior to termination of your employment with the Company, an employee of any of the Companies; or contact, solicit, induce or attempt to induce any employee who is an employee of any of the Companies for the purpose of seeking to have such employee terminate his or her employment with any of the Companies.

(b)     You will not, at any time during the Restricted Period, intentionally disparage any of the Companies or any of their respective directors, officers, managers, owners or employees.

3.     Employee Invention Assignment.

(a)     Assignment. You hereby confirm and acknowledge that, to the fullest extent permitted per applicable law, you do hereby irrevocably assign and transfer, to the Company all of your rights, title, and interests, including, without limitation, Intellectual Property Rights, in any Work Product, together with any and all causes of action for past, present or future infringement or misappropriation of the foregoing that may have accrued to you up to and including the date hereof in connection with any and all of the foregoing. For purposes hereof, “Intellectual Property Rights” means all rights in and to US and foreign: (i) patents, patent disclosures, and inventions (whether patentable or not); (ii) trademarks, service marks, trade dress, trade names, logos, corporate names, and domain names, and other similar designations of source or origin, together with the goodwill symbolized by any of the foregoing; (iii) copyrights and works of authorship (whether copyrightable or not), including computer programs; (iv) trade secrets; and (v) all applications, registrations, and issuances for, and renewals or extensions of, the foregoing rights in (i)-(iv). For purposes hereof, “Work Product” means all writings, documents, works of authorship, technology, inventions, discoveries, processes, techniques, methods, concepts, research, proposals, materials, and other work product created, authored, reduced to practice, or invented by you, individually or jointly with others, during and in the scope of your employment with the Company that (i) results from work performed by you for any of the Companies; and/or (ii) is created, developed, reduced to practice, or invented using, incorporating, or in reliance on the proprietary materials, confidential information, trade secrets, or other intellectual property of the any of the Companies.

(b)     Exclusion. Notwithstanding anything to the contrary in this Agreement, you and the Company understand and acknowledge that Work Product and Intellectual Property Rights do not include, and any provision in this Agreement requiring you to assign (or otherwise providing for ownership by the Company of) rights to Work Product, Confidential Information, or Intellectual Property Rights does not apply to, any Work Product, Confidential Information, or Intellectual Property Rights that (i) you create(d), develop(ed), reduce(d) to practice, or invent(ed) entirely on your own time without using the Company’s proprietary materials, Confidential Information, trade secrets, or other Intellectual Property Rights; and/or (b) is otherwise unassignable per applicable state or federal laws including, without limitation, 19 Del C. § 805 (which prohibits the assignment of inventions that you developed or develop entirely on your own time without using the Company equipment, supplies, facilities or trade secret information, other than inventions that relate to the Company business or actual or demonstrably anticipated research or development or result from any work performed by you for the Company).

(c)     You agree to reasonably cooperate with the Company, at the Company’s sole cost and expense, with respect to the transfer, procurement, maintenance, defense and enforcement of any Intellectual Property Rights in any Work Product.

4.     Return of Property. You agree to return to the Company all documents, materials, supplies, credit cards, keys and any other property or data that was the property of any of the Companies or that was used in the course of your employment with the Company. The return of such items shall be made at any time upon the written request of the Company, or at or before the time of termination, or if that is not possible, then as soon thereafter as is possible. Upon termination of employment for any reason, you agree to return all tangible copies of Confidential Information to the Company and at the Company request you agree to certify under oath that all electronic copies of such information have been deleted from all computers to which you have access other than those of the Companies.

5.     Enforcement; Editing of Restrictions; Tolling; Attorney’s Fees.

(a)     Considering the nature of your job duties, you acknowledge that the restrictions in this Agreement are reasonable and necessary for the protection of the Company. If any court determines that any of the covenants contained in this Agreement are unenforceable because of their duration, area or scope, the court shall reduce such covenant so that it becomes enforceable in its reduced form.

(b)     The Company and you agree that any dispute, controversy, or claim arising out of or related to in any way to this Agreement or any breach or threatened breach of this Agreement is likely to result in irreparable injury to the Company. You agree that the Company shall be entitled, if it so elects, to institute and prosecute proceedings, either in law or in equity, to enjoin you from activities in violation of this Agreement. The Company shall not be required to post bond as a condition of obtaining injunctive relief.

(c)     In the event that you violate any of the non-solicitation or non-competition obligations, the court is authorized to extend the length of the Restricted Period by the period of the duration of such breach.

(d)     In the event that the Company is the prevailing party in any action(s) it brings for breach of any of the terms or provisions of this Agreement, you shall be responsible for paying all reasonable court costs and attorneys’ fees actually incurred by the Company.

6.     Governing Law, Disputes and Waiver of Jury Trial.

(a)     The law of the State of Delaware shall govern (a) all claims or matters related to or arising from this Agreement (including any tort or non-contractual claims) and (b) any questions concerning the construction, interpretation, validity and enforcement of this Agreement, without giving effect to any choice of law or conflict of law rules or provisions (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Law of any jurisdiction other than the State of Delaware.

(b)     You and the Company hereby irrevocably waive all rights to trial by jury in any proceeding brought to resolve any dispute between or among you and the Company (whether arising in contract, tort or otherwise) arising out of, connected with, related or incidental to this Agreement, the transactions contemplated by this Agreement or the relationships established between you and the Company under this Agreement.

7.     Surviving Obligations. You acknowledge and agree that your obligations under this Agreement will survive the termination of your employment and will apply regardless of the reasons for or circumstances of your termination.

8.     Entire Agreement; Amendments; Waiver; Severability.

(a)     This Agreement constitutes the entire understanding between the Company and you with respect to the subject matter of this Agreement. This Agreement may not be modified orally, but only by written agreement signed by you and an authorized officer of the Company, making express reference hereto. No waiver of any provision or condition of this Agreement shall be valid unless the same shall be in writing and signed by the party against which such waiver is to be enforced. No waiver of any default, breach of representation or warranty or breach of covenant hereunder, whether intentional or not, shall be deemed to extend to any other, prior or subsequent default or breach or affect in any way any rights arising by virtue of any other, prior or subsequent such occurrence.

(b)     The invalidity or unenforceability of any provision herein shall not affect the validity or enforceability of any other provision herein. If a court of competent jurisdiction determines that any portion of this Agreement is in violation of any statute or public policy, then only the portions of this Agreement that violate such statute or public policy shall be stricken, and all other portions of this Agreement that do not violate any statute or public policy shall continue in full force and effect.

9.     Successors and Assigns. This Agreement shall bind and be for the benefit of the Company, its successors and assigns, including without limitation any entity which may acquire any division or subsidiary of the Company or all or substantially all of the Company’s assets or into which the Company is consolidated or merged. You understand and agree that your obligations hereunder are personal and may not be assigned or transferred by you.

inTEST CORPORATION

By:
Joseph W. Dews IV Chairman of the Board

Date:

ACCEPTED AND AGREED TO:

____________________________

Richard N. Grant, Jr.

___________________________

Date